

IIIIIIIII 04002636 IIIIIIIII

SECURI. 04002636 **MMISSION**
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004
WASH. D.C
158

SEC FILE NUMBER

8-48888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ ENDING___December 31, 2003___

A. REGISTRANT IDENTIFICATION

CO

NAME OF BROKER-DEALER: Delta Asset Management, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

300 Old Country Road
(No. and Street)

Mineola	NY	11501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Donnadio   843-237-4700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*



OATH OR AFFIRMATION

I, <u>Anthony Donnadio</u>   swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>   Delta Asset Management, LLC   </u> ,as of

<u>December 31   </u>, <u>2003   </u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✖ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DELTA ASSET MANAGEMENT, LLC

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION*

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Delta Asset Management, LLC
Mineola, New York

We have audited the accompanying statement of financial condition of Delta Asset Management, LLC as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Asset Management, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 10, 2004

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

DELTA ASSET MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	167,510
Due from broker dealers		233,011
Securities owned		7,571
Other assets		39,592
	$	447,684

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses and other liabilities	$	154,813

MEMBERS' EQUITY

MEMBERS' EQUITY		292,871
	$	447,684

DELTA ASSET MANAGEMENT, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES

Commission income	$ 4,007,645
Other income	71,943
	4,079,588

EXPENSES

Broker commissions	2,511,967
Clearing costs	259,042
Management fees	1,090,000
Operating expenses	213,533
	4,074,542

NET INCOME	$ 5,046

DELTA ASSET MANAGEMENT, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities		
Net income	$	5,046
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivable from clearing broker		(48,097)
Decrease in securities owned		5,429
Decrease in other assets		88,032
Increase in accrued expenses		63,293
Total adjustments		108,657
Net cash provided by operating activities		113,703
NET INCREASE IN CASH		113,703
CASH - BEGINNING		53,807
CASH - END	$	167,510
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

See notes to financial statements

DELTA ASSET MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

Balance - beginning	$	287,825
Net income		5,046
Balance - end	$	292,871

DELTA ASSET MANAGEMENT, LLC

1. SIGNIFICANT ACCOUNTING POLICIES

    Organization

    Delta Asset Management, LLC (the Company) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2003.

    Commissions

    Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

    Income Taxes

    The Company is a limited liability company ("LLC") and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

    Securities Owned

    Securities owned are recorded at current market value and consist of marketable securities in United States equities.

    Significant Credit Risk

    The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker, does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firms, Penson Financial Services, Inc. and U. S. Clearing.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

2. **MANAGEMENT AGREEMENT**

On September 1, 2001, the Company entered into agreement with Delta Asset Holding Co. ("Holding") to pay Holding a monthly sum of $100,000 to cover operating expenses. The agreement is valid for six months and thereafter can be cancelled at anytime by Holding. Management fees of $1,090,000 were paid to Holding in 2003.

3. **LITIGATION**

In the ordinary course of business the Company is subject to various legal and regulatory actions. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company, the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

4. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2003, the Company had net capital of $250,141, which was $200,141 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 62% as of December 31, 2003.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL

Member's equity	$	292,871
Deductions and/or charges:		
Nonallowable assets		40,272
Capital before undue concentration and haircuts on securities positions		252,599
Haircuts and undue concentrations		2,458
NET CAPITAL	$	250,141
AGGREGATE INDEBTEDNESS	$	154,813
MINIMUM NET CAPITAL REQUIRED	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	200,141
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		62%

Reconciliation with the Company's computation (included in Part II of Form
X17A-5) as of December 31, 2003

Net capital, as reported in Company's part II (unaudited) Focus report	$	275,849
Net audit adjustment		(25,708)
Net Capital, per above	$	250,141

See independent auditors' report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See independent auditors' report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Delta Asset Management, LLC
Mineola, New York

In planning and performing our audit of the financial statements and supplemental schedules of Delta Asset Management, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Delta Asset Management, LLC for the year ended December 31, 2003, and this report does not affect our report thereon dated February 10, 2004.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 10, 2004